SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an english translation of the letter dated March 17, 2015 filed by the company with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires

By letter dated March 17, 2015 the Company informed the opening today of Alto Comahue Shopping in the city of Neuquén in the south of Argentina.
Alto Comahue, the shopping Nº 15 of the portfolio and the 6th that our subsidiary owns in the interior of the country is located at Dr. Ramón St. & Provincial Route Nº7, at a short distance from downtown city.
Alto Comahue Shopping  has a total Surface of 35,000 sqm and 10,000 sqm of gross leasable area, approximately 1,000 parking lots and an important entertainment space. The mall offers 130 stores with the most exclusive brands of the country. Includes 6 cinemas and a thematic restaurant that will open in the next months.
The building is composed of 3 floors: the subsoil for parking and services area: the ground floor, with 5,100 sqm of retail, and the 1st floor with 720 sqm of food court with unique sights to the city and 2,700 sqm of retail.
The project is part of a mixed used complex including a supermarket under operation and 2 additional plots of land. One of them for a hotel development and the other one, of 18,000 sqm, for a future residential development.
The investment made by the society in Alto Comahue Shopping has reached the sum of ARS 250 million and it will generate 2,500 direct or indirect jobs, including tenants and suppliers.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
March 17, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets